Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, B.C. V6C 2W2
Item 2	Date of Material Change November 5, 2007
Item 3	News Release The news release dated November 5, 2007 was disseminated through Marketwire using several broad distribution networks in North America and the United Kingdom.
Item 4	Summary of Material Change Silver Standard Resources Inc. announced that it will issue a news release with its Third Quarter 2007 financial results after market close on Tuesday, November 6, 2007
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 5, 2007.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 6th day of November, 2007

November 5, 2007	News Release 07-18

THIRD QUARTER 2007 RESULTS AND CONFERENCE CALL

Vancouver, B.C. –   Silver Standard Resources Inc. announces that it will issue a news release with its Third Quarter 2007 financial results after market close on Tuesday, November  6, 2007.

A conference call with management to review Third Quarter 2007 results and project activities is scheduled on Thursday, November  8, 2007 at 11:00 a.m. EST.

Toll-free in North America:                                                        1-866-400-3310
Toronto local and overseas:                                                        1-416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 442385; local and overseas callers may telephone 1-416-915-1035, passcode 442385. The audio file will also be available on the company’s web site after November 8, 2007.  (Source: Silver Standard Resources Inc.)

For further information, contact:
Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.